                                 LAW OFFICES OF
                                JEFFREY D. SEGAL
                           A PROFESSIONAL CORPORATION

                   10390 SANTA MONICA BOULEVARD, FOURTH FLOOR
                       LOS ANGELES, CALIFORNIA 90025-5058
                                                                      TELEPHONE
                                                                 (310) 788-0800
                                                                     __________
                                                                            FAX
                                                                 (310) 788-3925
                                November 30, 2005

VIA FEDERAL EXPRESS AND VIA FACSIMILE TRANSMISSION
--------------------------------------------------

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Myriad Entertainment & Resorts, Inc.
                  Form 10-KSB for the year ended December 31, 2004 Form 10-QSB for the period ended March 31, 2005
                  Commission File #: 000-24789
                  ----------------------------

Dear Ms. Cvrkel:

         On behalf of Myriad Entertainment & Resorts, Inc., a Delaware corporation (the "Company"), and at its direction, we are responding to your August 1, 2005 comment letter, a copy of which is enclosed for your convenience. The responses set forth below are numbered to correspond to the comments in your letter as marked.

*******************************
Form 10-KSB for the year ended December 31, 2004

         1. The Company has undertaken the exercise of properly allocating the costs incurred by Myriad-Golf between the Company, Myriad-Tunica and Myriad-Golf and has amended the Company's filings to properly reflect these cost allocations, including the related equity method recognition of the Company's share of Myriad-Tunica's operating loss which results from this allocation. Additionally, the Company has amended the Company's filings to include appropriate disclosures related to these allocations.

Note 2. Investment in Myriad World Resorts of Tunica, LLC
---------------------------------------------------------

         2. Note 1d states that Management had evaluated the investment and concluded that as of December 31, 2004 no impairment was required to be recognized. This disclosure has been added to Note 2.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
November 30, 2005
Page 2



Note 7. Related Party Transactions
----------------------------------

         3. As noted in the response to question 1 above the exercise of properly allocating and recognizing the costs incurred by Myriad-Golf which are attributable to the Company has been undertaken and the Company's filings have been amended to reflect these allocations and the related disclosures.

                                    * * * * *

         If you have any questions or comments regarding the foregoing, or if you require any additional information, please call the undersigned at (310) 788-0800. Kindly acknowledge the receipt of the enclosed material by stamping the enclosed duplicate copy of this letter and returning it in the prepaid reply envelope provided. We thank you in advance for your prompt attention to this matter.

                                            Very truly yours,

                                            LAW OFFICES OF JEFFREY D. SEGAL,
                                            A PROFESSIONAL CORPORATION,


                                            By: ___/s/ Jeffrey D. Segal_________
                                                   Jeffrey D. Segal, President

JDS:pt
Enclosure

cc:      Scott Hawrelechko, President/CEO (w/ encl.)
         Gregory E. Barnes, CPA (w/ encl.)